

May 17, 2013

Via E-mail
Keith Rainwater
Executive Vice President and Principal Accounting Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Re: **SCBT Financial Corporation**
Registration Statement on Form S-4
Filed April 23, 2013
File No. 333-188089
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed May 9, 2013
File No. 001-12669

Dear Mr. Rainwater:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please disclose the financial projections given to Keefe, Bruyette & Woods and Sandler O'Neill.

2. Please supplementary provide the staff with the board books prepared for each board.

<u>Summary</u>

<u>First Financial's Officers and Directors Have Financial Interests. . , page 10</u>

3. Please quantify the aggregate compensation that each director and executive officer will receive as a result of the merger as described in more detail starting on page 69.

<u>Risk Factors</u>

4. We note your discussion of First Financial's obligations under the TARP Capital Purchase Program ("CPP") and its agreement to use its best efforts to repurchase the outstanding TARP warrant from the Treasury at or before the completion of the merger. Please discuss First Financial's current obligations under the CPP as well as the risks to the resulting entity should First Financial be unable to repurchase the warrant at or before the completion of the merger.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 23</u>

5. Please remove the pro forma adjustments on the balance sheet and income statement related to the payment of FHLB advances, the early withdrawal penalty and related interest expense since it appears that this is an action taken by management after the business combination or tell us why you believe this adjustment is <u>directly</u> attributable to the transaction. Please note that this adjustment and other actions expected to be taken by management after the business combination may be discussed in MD&A or other sections of your registration statement.

6. Please revise the notes to the pro forma balance sheet to present the calculation of the purchase price in a tabular format.

7. Please revise the notes to the pro forma balance sheet to present a preliminary allocation of the purchase price in a tabular format, detailing fair value adjustments to assets and liabilities and recognizing any intangible assets.

8. Please revise the pro forma balance sheet to present the First Financial Holdings, Inc. (FFCH) header only above the 12/31/2012 (as reported) column. The Conforming Reclassifications, Purchase Accounting Adjustments and Pro Forma Adjustments columns should not have a header or should be under a Pro Forma Adjustments header. Please revise the pro forma income statement similarly.

9. Please revise the pro forma balance sheet and income statement to remove the FFCH Pro Forma column.

10. Please revise the pro forma income statement to add a column to the right of the Savannah Bancorp, Inc. columns that aggregates the SCBTFC Pro Forma information related to previously consummated transactions in 2012.

11. Please revise the notes to the pro forma income statement to more clearly show the calculation of the weighted-average common shares outstanding used in the December 31, 2012 combined pro forma EPS calculation.

The Merger

Opinion of Keefe, Bruyette & Woods, Inc., page 69

12. Please disclose the aggregate amount paid to KBW by SCBT over the past two years, as required by Section 1015 (b)(4) of Regulation M-A.

Interests of First Financial's Directors and Executive Officers in the Merger, page 69

13. Please file all material agreements discussed in this section, including the employment agreement reached with Mr. Hall.

Tax Consequences of the Merger Generally, page 96

14. Please indicate that tax opinions from the respective counsel have been filed as an exhibit.

15. Indicate, if true, that the discussion is a summary of the respective tax opinions. Delete the word "provided" in the second paragraph and state that, based on the opinions, the merger "will" qualify as a "reorganization."

16. In the bold paragraph on page 97, remove the words "for general information purposes only."

SCBT Financial Corporation Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 14 – Fair Value

Quantitative Information about Level 3 Fair Value Measurements, page 39

17. Please revise future filings to disclose the weighted average amount of the significant unobservable inputs for each level 3 nonrecurring measurement. Refer to ASC 820-10-55-103 for example disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd Schiffman

Todd Schiffman
Assistant Director

cc.   Via E-mail
        Matthew Guest
        Wachtell, Lipton, Rosen & Katz